Press Release

February 23, 2009
1:40 pm CET

Skanska to build Värtan intersection on Northern Link bypass in Stockholm for SEK 870 M

Skanska has been contracted to construct the Värtan intersection as part of the Northern Link bypass in Stockholm. The contract amounts to SEK 870 M, which is included in order bookings for the first quarter of 2009. The customer is the Swedish Road Administration.

The contract, one of the largest in the expansion of the Northern Link, involves a new intersection that will connect the Northern Link bypass with the Lidingövägen and Hamnvägen roadways in Värtan, a harbor district in Stockholm.

The two-level intersection is a 350-meter-long roadway bridge, with a large traffic circle and a number of on- and off-ramps. Heavy emphasis is being placed on esthetic design, which is being carried out in cooperation with the City of Stockholm.

Work at the site begins in early summer and is scheduled to be completed in 2014.

The Lidingövägen roadway, which will remain open during the entire project, is used daily by slightly more than 40,000 motorists. The worksite is also crossed by the Värtan railway line and the Ropsten subway line as well as underground and overhead lines to the Fortum power company's plants.

The Northern Link bypass, which will open for traffic in 2015, is an important part of the Stockholm region traffic system. This is Skanska's fourth contract for one of Sweden's largest highway projects. Skanska was already involved in the first phase of the project, which was one kilometer long and completed in 1991. An additional four kilometers is now being constructed between Karlberg and Värtan in which Skanska was previously awarded two contracts totaling SEK 507 M.

Skanska Sweden is one of the largest construction companies in Sweden, with operations in the building and civil engineering area. The company has approximately 11,000 employees and generated revenues totaling about SEK 30 billion in 2008. In Sweden, Skanska is also active in the development of residential and commercial premises.

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For further information please contact:

Kenneth Nilsson, Executive Vice President, Skanska Sweden,
tel +46 70 633 81 90
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

Press Release

February 18, 2009
08:30 am CET

Skanska to construct highway in Czech Republic for about SEK 610 M, EUR 58 M

Skanska has been contracted to build a new stretch of the R7 highway in the Czech Republic. Skanska's share of the contract amounts to about SEK 610 M, which is included in order bookings for the first quarter of 2009. The customer is the local road administration in Chumutov. The project is being financed through the national fund for transport infrastructure.

The project is being carried out in a consortium lead by Skanska. The total contract amount is EUR 80.7 M, of which Skanska's share is 71.5 percent, or EUR 58 M. The consortium includes Czech construction companies.

The contract is for an approximately seven-kilometer bypass at Chumutov, northwest of Prague. The project encompasses new construction of the highway, including bridges and interchanges with on- and off-ramps. The assignment also involves wild game fencing and passages, noise abatement and landscaping. The new bypass will reduce through traffic in Chumutov and neighboring small towns.

Work begins this year and is scheduled to be completed in September 2012.

Skanska Czech Republic, which is the largest construction company in the country, had sales of about SEK 13 billion in 2008. The company has about 6,800 employees. In Czech Republic, also Skanska Commercial Development is active.

For further information please contact:
Jan Hrabovský, Responsible for PR, Skanska Czech Republic,
tel +420 737 255 016
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

END

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.